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November 3, 2006

Ms. Hanna T. Teshome

Special Counsel

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	HSBC Funding (USA) Inc. V (the “Depositor”)

HSBC Private Label Credit Card Master Note Trust (USA) I (the “Issuing Entity”)

Form S-3 Registration Statement No. 333-138404

Dear Ms. Teshome:

In connection with the above matter, enclosed is a copy of a registration statement that was filed today, November 3, 2006, on behalf of the above referenced registrants, HSBC Funding (USA) Inc. V and HSBC Private Label Credit Card Master Note Trust (USA) I. The registration statement has been formulated to comply with 17 CFR § 229.1100, et seq. (“Regulation AB”).

In compliance with 17 CFR § 230.402, we have also enclosed, in a separate envelope, thirteen (13) copies of the registration statement.

On July 25, 2006, two affiliates of the above referenced registrants, HSBC Receivables Funding Inc. I and HSBC Credit Card Master Note Trust (USA) I, filed Amendment No. 2 to the Registration Statement on Form S-3/A under Registration Nos.: 333-134419 and 333-134419-01 (the “Affiliate Registration Statement”). This registration statement is similar to the Affiliate Registration Statement, which became effective in July 2006.

Furthermore, as an aid to the Staff’s review, set forth as an attachment to this letter is an index which lists the various components of Regulation AB and the page number of the registration statement on which such component has been addressed. We have included this index solely to assist the Staff in its review. The index should not be considered part of the registration statement.

Ms. Teshome

Securities and Exchange Commission

November 3, 2006

Please do not hesitate to contact me at 212-547-5663 if you or any other member of the Staff has any questions.

Very truly yours,

/s/ Evan Kelson
Evan B. Kelson

Enclosures

cc:	HSBC Finance Corporation

Mr. Steven Smith

Ms. Cheryl Steffens

Victoria F. Stach, Esq.

Joan S. Vanderlinde, Esq.

McDermott Will & Emery LLP

Peter Humphreys, Esq.

Mayer, Brown, Rowe & Maw LLP

Julie A. Gillespie, Esq.